Exhibit 99.1

To our shareholders:

2013 was a special year for us.   Eight years after we started as a three-person company in a small office in Beijing, we became listed on NASDAQ as a leading online travel platform in China.  Since our inception, we have set out to change the way Chinese people travel.  We have aimed to do that through our laser focus on superior user experience and technological innovation.

We believe we have succeeded, but only in a small way.  The road ahead of us is long.  China’s online travel market remains a massive untapped opportunity — think about the sheer number of Chinese people who travel and will begin to travel, and their rapid online and mobile adoption.  We, as China’s largest search-based travel platform, bring greater efficiency to the country’s fragmented travel distribution system.

We have decisively executed our strategy, and we have grown much faster than the market.  But our journey is still in its Leg One, and we are simultaneously awed and excited by the enormous opportunities before us.

On many fronts, we came far in 2013.  In 2013, we attracted more than 250 million users and handled more than 3 billion queries.  An estimated number of 51 million flight tickets and 16 million hotel room nights were sold through our platform, which grew more than 100% year over year, respectively.  Daily GMV on our mobile platform reached RMB100 million on peak days in February 2013, driven by our leadership position in mobile travel.  We rapidly ramped up the adoption of our proprietary Software-as-a-Service (“SaaS”) among our customers and brought over 84,000 hotels onto our direct sales network by the end of 2013.

Behind each of these numbers are the passion and determination of our team to bring Chinese consumers the best travel experience possible.  Through their efforts, our name, Qunar, has become synonymous with the best prices and the broadest product selections in China.

In 2014, we will continue to invest decisively in our business, 1) putting user experience front and center through offering even broader product selection and better prices, 2) innovating and deriving the benefits of scale, and 3) further optimizing our marketing effectiveness, aided by the Zhixin agreement we reached with Baidu, our controlling shareholder.   More specifically, we plan to do the following:

•                  End-to-end Ecosystem: We will take additional steps to grow our travel-related ecosystem, in which Chinese travelers are brought closer to airlines, hotels and other travel service providers.  Our ecosystem will be powered by more advanced mobile applications, an open platform and, in some areas, smart hardware.

•                  Product sourcing: We plan to bring more offline as well as non-standardized travel products online through our SaaS system.  Our SaaS system can offer compelling value propositions to both consumers (e.g., payment security and convenience) and merchants (e.g., yield improvement through big data and cash flow management.)

•                  Mobile: We aim to solidify our market leading position through product offerings unique to mobile, for example, last minute hotel sales, a broad selection of attraction tickets, airport pick up and drop off, smart photo organization and real-time flight status information.

•                  Service automation:  We will increase the level of service automation. Automation already covers a significant portion of services we provide, for example, flight ticket cancellation and payment refund, confirmation of hotel room availability both upon booking and one day before check in, and the monitoring

of travel service providers’ ability to handle consumer calls.   Each of these initiatives aims to provide reliable user service through technological innovation, and we will continue to travel along this path.

•                  Employee incentives: We have a very driven team incentivized to deliver long-term shareholder value, not just short-term results.

•                  Profitability outlook: We will strive to invest in our future both decisively and wisely.  We started to invest in mobile in 2010 when China’s mobile infrastructure is still in a nascent state, as we correctly foresaw mobile travel’s massive potential.  We will continue to invest in exciting new initiatives consistent with our long-term vision.  We believe they will be key growth engines and help sustain our leadership position for many years to come.

Looking forward to 2014, we, at Qunar, want to thank our users and travel service providers for their trust in our platform, our team for their dedication and you, our shareholders, for supporting our vision.

Chenchao (CC) Zhuang

Chief Executive Officer and Co-founder,  Qunar

April 2014

For more information, please contact:

China

Jenna Qian

Qunar

Tel: 8610 5760 3609

ir@qunar.com / press@qunar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: qunar@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: qunar@brunswickgroup.com